BofA Securities, Inc.
One Bryant Park
New York, New York 10036

Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282

Nomura Securities International, Inc.
Worldwide Plaza, 309 West 49th Street
New York, New York 10019

March 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hayward Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-253184)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Hayward Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 p.m., Eastern Time, on March 11, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that, through the date hereof, we have distributed approximately 1,350 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Authorized Signatory

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
	Name:	Olympia McNerney
	Title:	Managing Director

NOMURA SECURITIES INTERNATIONAL, INC.

By:	/s/ John Winkler
	Name:	John Winkler
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]